 SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Tucker, Dwayne H. (Last) (First) (Middle) 17655 Waterview Parkway (Street) Dallas, TX 75252-012 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Alliance Data Systems Corporation ADS
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Executive Vice President, Chief Administrative Officer
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 06, 2003 5. If Amendment, Date of Original (Month/Day/Year) 02/06/2003
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common					36,553 (1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Tucker, Dwayne H. - February 06, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$9.90					Varies (2) | 05/31/2009	Common - 27,777		27,777	D
Employee Stock Option (right to buy)	$15.00					Varies (3) | 08/31/2010	Common - 115,000		115,000	D
Employee Stock Option (right to buy)	$12.00					Varies (4) | 06/08/2011	Common - 81,917		81,917	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Attorney-in-Fact for __________________ ** Signature of Reporting Person Date Power of Attorney Page 2

Tucker, Dwayne H. - February 06, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Alliance Data Systems Corporation ADS

Form 4 - February 2003

Dwayne H. Tucker
17655 Waterview Parkway

Dallas, TX 75252-012
Explanation of responses:

(1)   On February 6, 2003, Alliance Data Systems Corporation's Board of Directors approved the vesting of 7,000 shares of restricted performance-based shares as a result of the achievement of performance goals for fiscal year 2002. 14,000 restricted performance-based shares remain unvested and are included in the total beneficial ownership.
(2)   This option is fully vested.
(3)   The option is exercisable for 37,950 shares on each of 8/31/01, and 8/31/02, and for 39,100 shares on 8/31/03.
(4)   The option is exercisable for 33% of the underlying shares on each of 8/31/01 and 8/31/02, and for 34% on 8/31/03.

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